                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
  RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                (Amendment No. )*

                             WAXMAN INDUSTRIES, INC.
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                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    944124106
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                                 (CUSIP Number)

                                   May 3, 2001
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             (Date of Event Which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            /  /        Rule 13d-1(b)

            /X /        Rule 13d-1(c)

            /  /        Rule 13d-1(d)

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            * The  remainder  of this  cover  page  shall  be  filled  out for a reporting  person's  initial filing on this form with respect to the subject  class  of  securities,  and  for any  subsequent  amendment containing information which would alter the disclosures provided in a prior cover page.

                        The information  required in the remainder of this cover
            page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities  Exchange Act of 1934 or otherwise  subject to the liabilities  of that  section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP No. 944124106                 13G             Page 2 of 6 Pages
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================================================================================
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          Larry Callahan
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        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /  /
                                                                        (b) / /
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        3          SEC USE ONLY

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        4          CITIZENSHIP OR PLACE OR ORGANIZATION

                         UNITED STATES
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    NUMBER OF          5     SOLE VOTING POWER
     SHARES
  BENEFICIALLY                     58,117 shares
 OWNED BY EACH
    REPORTING
  PERSON WITH
                   -------------------------------------------------------------
                       6     SHARED VOTING POWER

                                   0 shares
                   -------------------------------------------------------------
                       7     SOLE DISPOSITIVE POWER

                                   58,117 shares
                   -------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                                   0 shares
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        9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                         58,117 shares
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       10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                   CERTAIN SHARES(1)                                         / /
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       11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         5.8%
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       12          TYPE OF REPORTING PERSON

                         IN
================================================================================

       (1) Huntleigh Securities,  Mr. Callahan's employer, owns 29,700 shares of
Class A common stock, $.01 par value of Waxman Industries,  Inc. Mr. Callahan is not an officer,  director or shareholder of Huntleigh Securities and he does not have any voting or dispositive  power over such shares.  Mr. Callahan  disclaims beneficial  ownership  of  such  shares.  Mr.  Callahan  has  no  agreements  or understanding  with  Huntleigh  Securities  relating to its investment in Waxman
Industries, Inc.

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CUSIP No. 944124106                 13G             Page 3 of 6 Pages
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            Item 1.

            (a)    Name of Issuer:         Waxman Industries, Inc.
            (b)    Address of Issuer's Principal Executive Offices:
                                           24460 Aurora Road,
                                           Bedford Heights, Ohio 44146

            Item 2.

            (a)    Name of Person Filing:  Larry Callahan
            (b)    Address of Principal Business Office, or if none, Residence:
                                           c/o Huntleigh Securities
                                           8000 Maryland Avenue
                                           Saint Louis, Missouri 63105
            (c)    Citizenship: United States
            (d)    Title of Class of Securities: Class A Common Stock,
                                                    par value $.01 per share
                                                    ("Class A Common Stock")
            (e)    CUSIP Number: 944124106

            Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or
                    13d-2(b) or (c), check whether the person filing is a:

                    /x/   Not Applicable

            (a)     / /   Broker or dealer  registered  under  Section 15 of the
                          Exchange Act.

            (b)     / /   Bank as  defined in  section  3(a)(6) of the  Exchange
                          Act.

            (c)     / /   Insurance  company as defined in section  3(a)(19)  of
                          the Exchange Act.

            (d)     / /   Investment  company  registered under section 8 of the
                          Investment Company Act.

            (e)     / /   An  investment   adviser  in   accordance   with  Rule
                          13d-1(b)(1)(ii)(E);

            (f)     / /   An  employee   benefit  plan  or  endowment   fund  in
                          accordance with Rule 13d-1(b)(1)(ii)(F).

            (g)     / /   A  parent   holding   company  or  control  person  in
                          accordance with Rule 13d-1(b)(1)(ii)(G).

            (h)    / /    A savings  association  as defined in Section  3(b) of
                          the Federal Deposit Insurance Act;

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CUSIP No. 944124106                 13G             Page 4 of 6 Pages
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            (i)    / /    A church plan that is excluded from the  definition of
                          an investment  company  under Section  3(c)(14) of the
                          Investment Company Act.

            (j)    / /    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            Item 4.   Ownership

            (a)       Amount Beneficially Owned: 58,117 shares.
            (b)       Percent of Class: 5.8%*.
            (c)       Number of shares as to which such person has:
                      (i)   sole  power  to  vote or  direct  the  vote:  58,117
                            shares.
                      (ii)  shared power to vote or direct the vote: 0 shares.
                      (iii) sole power to dispose or direct the disposition of:
                            58,117 shares.
                      (iv)  shared  power to dispose  or direct the  disposition of: 0 shares.

            * Based on 997,861 shares of Class A Common Stock outstanding as of
            April 30, 2001 as reported in the Issuer's quarterly report for the quarter ended March 31, 2001 on Form 10-Q.

            Item 5. Ownership of Five Percent or Less of a Class.

                                If this  statement  is being filed to report the
                    fact that as of the date  hereof  the  reporting  person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following [ ].

            Item 6. Ownership  of More than Five  Percent  on Behalf of  Another
                    Person.

                    Not Applicable.

            Item 7. Identification  and  Classification  of the Subsidiary Which
                    Acquired  the  Security  Being  Reported  on by  the  Parent
                    Holding Company.

                    Not Applicable.

            Item 8. Identification and Classification of Members of the Group.

                    Not Applicable.

            Item 9. Notice of Dissolution of Group.

                    Not Applicable.

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CUSIP No. 944124106                 13G             Page 5 of 6 Pages
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            Item 10. Certification.

                                    By signing below I certify that, to the best
                        of my knowledge and belief,  the securities  referred to
                        above were not acquired and are not held for the purpose
                        of or with the effect of  changing  or  influencing  the
                        control  of the  issuer of the  securities  and were not
                        acquired  and are not  held in  connection  with or as a
                        participant  in any  transaction  having that purpose or
                        effect.

           [The remainder of this page was intentionally left blank.]

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CUSIP No. 944124106                 13G             Page 6 of 6 Pages
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2001

                                        By: /s/ Larry Callahan
                                            ----------------------
                                            Larry Callahan